November 19, 2025

Richard Dauch
Chief Executive Officer
Workhorse Group Inc.
3600 Park 42 Drive, Suite 160E
Sharonville, Ohio 45241

       Re: Workhorse Group Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 22, 2025
           File No. 001-37673
Dear Richard Dauch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Arthur McMahon, III